Contact

www.linkedin.com/in/
robertzimmerman2 (LinkedIn)

Top Skills

Mobile Applications
REST
MySQL

Languages

English

Robert Zimmerman

Co-Founder at Nestment
Hercules, California, United States

Summary

Rob Zimmerman is an industry-leading expert in web development and a true trailblazer in the field. With a deep understanding of Full Stack programming and a wealth of experience in designing and architecting web solutions, Rob stands at the forefront of innovation in the digital world.

Zimmerman's journey in the tech industry is marked by significant milestones. Following his education at Cal State East Bay, he embarked on his professional journey as a web engineer. His career progressed further, holding positions as a Senior Software Development Engineer playing pivotal roles, and making impactful contributions in various organizations like Enwoven and Tesla. Throughout his career, Rob has been a driving force behind numerous transformative projects.

Today, Rob proudly is the Co-founder and Director of Engineering at Nestment, where they are passionately driving forward the company's vision to open the door to homes, ownership, and wealth for a new generation through their co-buying platform that makes it easy for groups of friends and family to purchase real estate together.

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Experience

Nestment
Director of Engineering
December 2021 - Present (3 years 3 months)
United States

Tesla
Senior Software Engineer
November 2020 - November 2021 (1 year 1 month)
Fremont, California, United States

enwoven
Senior Software Development Engineer
July 2015 - November 2020 (5 years 5 months)
Oakland, CA

Software Engineer:

Develop and maintained both frontend and backend of the application
with Laravel and React for "enwoven" a visual, unifying, and collaborative
documentation tool to help your business move forward. Setup and maintained
server configurations and deployment in an AWS environment (Docker, ECS,
Fargate). (Language: PHP, Javascript, MySQL - Framwork: Laravel - Librarie:
React)

mGage LLC
Software Engineer
March 2014 - April 2015 (1 year 2 months)
201 California St San Francisco, CA 94111

Software Engineer:

Developed a RestAPI platform that integrates with WeChat allows Brands to
create and control their official account and interact with their followers. The
Over-The-Top (OTT) Platform was an addition to the expanding message
platform that mGage provides. The OTT Hub is built under Java Enterprise
Application. (Language: Java, Spring, Maven and Jenkins for CI process)

Visualize - Data Analytics Platform for Mobile Advertising on User Tracking
Behavior and Conversion Tracking from Ad Server and Site Analytics.
(Language: PHP, Java, Javascript, JQuery, Ajax, REST, XML-RPC, BASH,
MySQL - Tools: Piwik, Memcache - Environment: Unix)

Velti
Web Engineer
June 2010 - February 2014 (3 years 9 months)
1 Market Street, Steuart Tower, Suite 600 San Francisco, CA 94105

Engineer: Visualize - Data Analytics Platform for Mobile Advertising on User
Tracking Behavior and Conversion Tracking from Ad Server and Site Analytics.
(Language: PHP, Java, Javascript, JQuery, Ajax, REST, XML-RPC, BASH,
MySQL - Tools: Piwik, Memcache - Environment: Unix)

Lead Engineer: mGage Video - Media CMS Tool to convert and
distribute various media types such as video, image and audio for mobile
advertisements and media sites. (Language: PHP, Javascript, JQuery, REST,

XML-RPC, Python, MySQL, BASH - Tools: Drupal, ImageMagik, FFMPeg - Environment: Unix)

Mobile Greetings, Inc.
Web Engineer
August 2008 - June 2010 (1 year 11 months)
Walnut Creek, 94596

Media conversion for Verizon's Get it Now Tones using Drupal's content management system.
Created Applications for Verizon's Store Apps to purchase Ringtones and Wallpapers.

Fiserv Insurance Solutions
Quality Insurance
2005 - 2006 (1 year)

Education

Cal State Hayward
Bachelor's Degree, Computer Science · (2003 - 2005)